

Ola BREW CO.

Quality Beers & Ciders, made

NA HAWAI'I NO HAWAI'I

BY HAWAI'I FOR HAWAI'I

BRETT
JACOBSON

Chief Executive Officer

808.646.1654

brett@olabrewco.com

NAEHA
BREELAND

Director of Marketing

808-388-6654

naehalani@olabrewco.com

SEBASTIAN
BACH

Brew Master

808-796-12769

seb@olabrewco.com





OLA BREW CO.

Making world class brews for a local community of drinkers—available at our flagship tap room in Kona and at retailers, bars, and restaurants throughout the state.

PILLARS

BREWS

- Quality brews made by classically trained, experienced, multi-gold-medal winning brewer
- Unique Hawai'i grown inputs, such as local water, yeast strains, hops, herbs, and fruit
- Aligned with trusted Hawaiian Ola brand
- Years of development in recipes

PRODUCTION

- Ola Brew Co. has one of 2 Class 18 alcohol license in state, which allows us to make beer, wine, ciders & spirits)
- Ability to produce 12000 barrels per year
- Tanks, canning line, and other production systems installed

TASTING ROOM

- Can support robust on premise sales
- Great location 10-year lease, with option to renew
- Parking, close to Brew Block and beach, ready for tours

DISTRIBUTION

- License allows for self-distribution in Hawai'i County
- Existing retail network and distribution capabilities
- Access to Costco retail network

OUR TEAM

Ola Brew Co. will be managed by a team of successful experts in the food and beverage industry. All core team members have signed 3-year commitments to the project.



BRETT JACOBSON

Chief Executive Officer

Original Founder/ CEO at Hawaiian Ola Beverage Co..

Previously CEO at Envy BioFuels.

LEED certified builder & farmer.



NAEHA BREELAND

President/Director of Marketing

CEO at Hawaiian Ola Beverage Co.

Previously marketing director and community outreach specialist.



SEBASTIAN BACH

Brew Master

Multi-award winning brewer. 10+ years experience in craft beer. Member of Brewers Guild, and Cicerone Level 2 certified.



DEREK PITTMAN

Director of Sales

Director of Sales at Hawaiian Ola Beverage Company.

Strong sales background. 10+ years experience in the field.



BUDDY AHNEE

Production Manager

Experienced in electrical, plumbing, and production mechanics. Buddy manages technical aspects of the Ola Brew Co. facility.



SHAWN O'SHAUGHNESSY

Tap Room Manager

Many years in the craft brewing industry as a former head of sales for a award winning brewery in Ft Collins, Colorado



CHRIS WHIDDEN

Organizational Development

15 years experience in software, biotech, AG, & retail foods.

Start-up business MGMT and organizational development.



PAUAHI KAMAKAU

Compliance / Admin

Born and raised on Hawai'i Island— Pauahi keeps her team, facility, and community safe managing compliance for OSHA, FDA, and state regs.



KRIS JACOBSON

Facilities Manager

Production Manager for Hawaiian Ola Beverage Co.

MBA in Business MGMT and active consultant in California.



Ola Brew Co. uses
locally sourced ingredients to make
WORLD CLASS BEERS & CIDERS.

MARKET DISTINCTION
What Makes Ola Brew Co. Unique

PROUD TO BE HAWAI'I MADE

Quality: Ola Brew Co. distinguishes itself as an independent, employee-owned brewery committed to producing the best possible beers and ciders. Our brews stand apart from the competition by going beyond local standards, with a vision set to compete on the world's stage as an internationally recognized brewery. Our approach—we apply traditional European beer making skills and training to beers made with local, Hawai'i-sourced inputs such as tropical fruits, herbs, hops, and yeast strains. The result is something truly unique and crafted with quality.

OPPORTUNITY FOR CRAFT BEER

Beer and cider markets are larger than ever and growing. Ola Brew Co. is entering the industry at the perfect time with the right background.

We've proven we can be successful in the highly competitive energy drink industry. We see opportunity in opening a new operation in the wine & beer space, which is 10X larger than the energy market.

BEER MARKET

LOTS OF ROOM FOR MORE BREWERIES IN HAWAII

- In Hawaii there are 1.3 breweries per 100,000 21+ adults (ranks 40th in the nation)
- Hawaii produces 49,000 barrels of beer per year (ranks 41st in the nation)
- Ola Brew Co.'s goal of producing 4,000 barrels in 2019 would represent an 8% increase in beer production for the state of Hawai'i.
- 14 craft breweries in Hawaii (ranks 48th in the nation)

CRAFT BEER SALES COMPETE WITH DRAFT BEER MARKET IN REVENUES BY VOLUME

In the US, craft beer represents 12.3% of the total beer produced, yet it represents over 20% of the revenue from entire beer market.

- National Beer Market $107.6B
- Craft Beer Market $23.5B



OPPORTUNITY FOR CIDER

The US cider market is larger than ever and continues to grow. Cider drinkers in Hawai'i are currently underserved with a limited array of pricey options, which are imported internationally or from the mainland. We see opportunity in making use of the abundance of local tropical fruit to satisfy the market with unique tropical ciders, while also reducing our reliance on imported goods.

CIDERR MARKET

There are now 18 million cider drinkers in the US, compared to fewer than 5 million just 4 years ago—last year they generated over $1 billion in retail sales.



18m+ Drinkers

5m Drinkers

Number of
U.S. Cider Drinkers

2012	2013	2014	2015
5m	9m	14m	18m



CRAFT BEER FOR HAWAI'I

Traditional craft brewing meets Hawai'i grown fruits, yeast and botanicals. The result—a truly rich craft brew experience that you won't find anywhere else.





Ola BREW CO.
OLD INDUSTRIAL
PALE ALE
Ola BREW CO.
pacific
IPA
PAU
Ultra Premium
LAGER
PAU
Ultra Premium
LAGER
Ola BREW CO.
KIAWE
RED ALE
KONA
SNOW
PORTER

OUR FLAGSHIP BEERS

PALE ALE

OLD INDUSTRIAL PALE ALE

Brewed with both German and American hops but not too bitter. Classic American pale ale, copper in color and a lightly toasted biscuit malt flavor.

5.5%-ABV 35-IBU's 9-SRM

IPA

PACIFIC IPA

The perfect Pacific IPA! Light in color and not to heavy—3 different hops are combined to make this bitter but citrus IPA.

6.5%-ABV 65-IBU 6-SRM

LAGER

PAU LAGER

This crisp, light, refreshing lager is a great replacement to your average green bottle.

4.5%~ABV 15~IBU 3~SRM

RED ALE

KIAWE RED ALE

Flavors of caramel, brown sugar, and toasted kiawe tree pods in a soft malty ale.

5.8%-ABV 18-IBU 12-SRM

PORTER

KONA SNOW

A dark, sweet, and malty beer. Brewed with Kona coffee blossoms, Kona coffee leaf, Kona coffee, and Kona cocoa.

6.5%-ABV 35-IBU 35-SRM

BEER DONE RIGHT

Ola Brew Co. has invested in creating quality flagship craft brews. Our Old Industrial Pale Ale, Kiawe Red Ale, Pacific IPA, and Kona Snow Porter are the result of a comprehensive multi-year R&D process.

LOCAL. COMPETITIVE. UNIQUE.

The Pau Lager was designed to be an affordable lager, made available in locally manufactured aluminum cans and designed for distribution to broad markets.

OLA CIDERS

We'd like to take everything we've learned at Hawaiian Ola and bring that experience to the world of craft brewed cider. Ola Brew Co. will make unique ciders from locally grown fruit.

More than half of the tropical fruit grown in Hawai'i falls to the ground and never makes it to market. Meanwhile, the US demand for cider has tripled in the last 4 years, and 100% of the cider consumed in Hawai'i is imported. Our conclusion: it's time Hawai'i had its own cider producer to turn the state's abundance of fruit into more dollars in the pockets of local farmers—and who better to do it than the motivated team of experienced beverage entrepreneurs who started Hawaiian Ola.



LOCAL. COMPETITIVE. UNIQUE.

We spent over a year crafting the flavors for our flagship ciders. Our favorites—dragon fruit cider with a crisp taste and vibrant pink color, sweet lychee with balanced floral flavor, and pineapple, made with locally grown white pineapples juiced onsite at peak ripeness.

Our plan is to enter the quickly growing cider market with a head start on future competitors. Our ciders will be placed in our existing store network in a very short ramp-up period. We're also working with our existing network of trusted fruit farmers to gain access to quality fruit at fair and affordable prices.


Ola BREW
LYCHEE Cider
IN HAWAI'I FOR HAWAI'I
Ola BREW
DRAGONFRUIT Cider
IN HAWAI'I FOR HAWAI'I
Ola BREW
PINEAPPLE Cider
IN HAWAI'I FOR HAWAI'I

CIDER DONE RIGHT

Today's cider market wants less sugar, dryer flavor, uncommon ingredients, and real fruit grown with integrity. In short: a truly crisp, hard cider made for the modern market.

As cider drinkers and food geeks, we've thought a lot about what makes a great cider. We believe that most of today's ciders are way too sweet and well... tame. Our aim is to make flavorful ciders from island-grown fruit—processed in a way that removes as much sugar as possible.

TASTE MATTERS

Ola Brew Co. will benefit from the experience of two seasoned professionals who understand how to approach flavor, food production, and thinking creatively about taste.

SEBASTIAN 'SEBI' BACH
BREW MASTER

Trained in German and English traditional style brewing. Sebastian is a seated member on the California Brewers Guild, a Brewers Association Member since 2010, and Level 2 Cicerone certified. Previous experience at breweries with awards from: Great American Beer Festival, World Beer Championships, International Beer Competition.

BRETT JACOBSON
FLAVOR & FOOD PRODUCTION

Brett understands food science—he gained valuable experience at Hawaiian Ola, where he was responsible for new flavor creation, scaling production, sourcing ingredients, and running focused consumer flavor tests and experiments. At Hawaiian Ola, Brett not only proved that he has a great palate but also that he can create flavors that fit specific cost parameters needed to be financially viable to the company and its suppliers.



THE OLA BREW PUB

The Ola Brew Co. tasting room will be located at the center of Kailua-Kona's emerging food and arts district, just blocks away from the famous Kona Brewing Company. Along with amazing beers and ciders, the pub will offer locals and the nearly 100,000 patrons who visit each month simple, plant-based pupus made from locally grown produce.



JOINING A COMMUNITY

For years, a dedicated community of businesses, builders, and local beverage entrepreneurs have worked to bring a new vision of Kona's old industrial district to life. Ola Brew Co. is pleased to establish its production center and pub in the heart of this region. In addition to great tasting beers and ciders, Ola Brew Co. plans to offer healthy plant-based food options to the local community.

LOCATION BENEFITS

The tasting room will be ideally located near several key landmarks: blocks away from the iconic Kona Brewing Company (restaurant & bar), less than 1 mile from Ali'i Drive (alongside the famous Kona Coast), and a short walking distance to local night-life and food retailers.



FACILITIES

Ola Brew Co. has invested in building a facility capable of supporting long-term future growth and large scale production.



BUILT FOR GROWTH

Our facility is capable of producing 6,000 barrels per year.

- Ability to produce 12,000 barrels per year
- 2, 15-Barrel steam brew houses
- Cold storage for over 600 barrels of beer at once
- 6, 30-Barrel Fermenters
- 3, 30-Barrel Tanks

PROCESSING IN HAWAII

Currently there are no processing locations in the state able to meet our production needs in an organically certified, large-scale facility. The alternative is to bottle on the mainland, but as we've experienced first hand, that option is costly, both economically and for the environment.

OUR SOLUTION

Our solution is to open a facility of our own on the Big Island. The facility will not only allow Ola Brew Co. to begin making beers and ciders locally, it will provide valuable co-packing opportunity for other like-minded companies. Additional revenues generated by renting the facility to other companies will help offset Ola Brew Co. production costs.

Win-Win

- Producing smaller runs more often will give Hawai'i consumers access to fresher products on the shelf.
- Retailers and distributors will benefit from faster fulfillment times and lower wholesale costs.
- Farmers will be able to sell us small harvests of seasonal crops to be made into unique farm-driven beverages, available only in Hawai'i.

ADDED BENEFITS

Hawai'i Economy: In the next 3 years there is an opportunity to divert over $300,000 from out of state manufacturing costs (i.e. labor and tolling), and redirect this capital to the local economy.

Environmental Impact: Producing products in the state reduces our carbon footprint. In the first 2 years, we expect a percentage of Ola Brew Co. sales to come from local retailers. The ability to produce on island will decrease our reliance on hydrocarbon based logistics systems.

Hawaii Seal Of Quality: By producing beers and ciders locally, we will qualify for the Hawai'i Seal of Quality. The seal is awarded to companies that produce products (grow, package, and process) in Hawai'i. The Seal helps to create positive brand awareness and is an internationally recognized symbol of integrity and authenticity for Hawai'i-made products. Having the seal will create export opportunites to places such as Japan. The seal will also be a valuable feature for mainland U.S. sales.



SALES & DISTRIBUTION

Ola Brew Co. will have access to a network of over 400 retail partners who trust in our team's experience, commitment to quality, and ability to consistently deliver products with professionalism.

EXPERIENCE

One of the strategies that made Hawaiian Ola successful was vertically integrating our sales, marketing, and distribution. In the food and beverage industry, maintaining close relationships with the retailers who carry your products and actively supporting your products in stores is essential. For this reason, Hawaiian Ola has invested in equipment, people, and programs needed to internalize sales and to market its own products through a carefully managed internal distribution process.

The network we have built over the years is made of a community of over 400 retailers who have come to trust in our team's commitment to quality, reliable sales people and distribution abilities.

It took Hawaiian Ola years to build these relationship and all of the infrastructure around running an inside sales and distribution team. Ola Brew Co. will benefit from instantly having access to the sales experience, processes, and people. Ola Brew Co. will also have instant access to our entire network of retail partners. This will make for an incredibly fast ramp-up and road to profitability.

STRATEGY

At the start, our own inside sales team will broker the new beer and cider products to all of the retailers in Hawaiian Ola's current network. All retail relationships will be managed by an integrated sales team in order to track velocity, keep retailers happy, implement place-specific marketing initiatives, and tailor the product offerings to the demographic of each location's unique patrons.

For the final step of dropping product off to shops, bars, and restaurants, we will rely on a third party distribution company until we have secured the required licensing for alcohol distribution.

GROWTH STRATEGY

With the exception of distribution to statewide Costco locations, 2018 sales will be mainly focused on serving Hawai'i County through on premise sales and providing for local bars and restaurants. In 2019 we plan to begin open growler shacks—small, convenient, roadside growler fill stations to designed to serve patrons traveling along the Kona-Coast. In 2020 Ola Brew Co. will open a second location, which will include a restaurant and additional dwell amenities.

2018 SALES BREAKDOWN:



A On premise sales 58%

B Local kegs (bars and restaurants) 20%

C Retail stores across all islands 22% sales.

On premise sales timeline.

2018 **58%** 2019 **57%** 2020 **57%** 2021 **52%**

OLA BREW CO.

Large-scale production capabilities allow Ola Brew Co. to provide affordable products to retail, on premise, and third-party bar and restaurant locations.

Big Island Brewhaus
- Approximately 2000 barrels per year
- Mainly on premise sales, minor retail sales

Mehana Brewery
- Approximately 1700 barrels per year
- Small tasting room mainly retail sales

Kona Brew Co.
- 12,000 barrels per year
- From pub and draft sales only in the state; this does not include packaged beer.

Ola Brew Co.
- Approximately 6000 barrels per year
- Enough capacity to easily support sales to retail, on-premise, and third-party bar and restaurant locations.

TIMELINE

Ola Brew Co. is eager to begin manufacturing products locally. With the majority of the facility's construction complete, our work between now and opening involves finalizing a variety of last touches to the pub and production line in order to support high velocity manufacturing and sales. Our timeline is expected to proceed as follows:



NOVEMBER
- Construction complete on tasting room and manufacturing facility in the begining of November.

DECEMBER
- Tasting room grand opening! Kick-off celebration is targeted for the middle of the month. We'll be opening with our flagship lineup of beers and ciders.

NOVEMBER
- First large-scale round of brewing complete—60 barrels of cider and 120 barrels of beer.

JANUARY 2018
- First offsite keg, bottle, and can sales January 2018.

MAY 2018
- Selling so much beer this month!

APRIL 2019
- Break Even—Ola Brew Co. reaches profitability.

OUR PROGRESS

Successfully raised $1.6M in seed capital, moved into ideal location—14 thousand square feet close to downtown—finished major construction and renovations, and have licensing to begin serving brews today!

LOCATION

We've signed a 10-year lease (with an option to renew) on a commercial/production space in the heart of downtown Kailua-Kona. The site consists of four large (1,800 to 3,000 square foot) bays as well as a store front pub space. The property has plenty of parking, high ceilings for large tanks, and is great location for both visitors and local residents.

  

10-year lease with option to renew on 14K-sqft in downtown Kailua-Kona.

CAPITAL

Ola Brew Co. has raised $1.6M to date. This capital was used to purchase production equipment early on, so that they arrived on schedule for installation and our grand opening—installation is now complete! These items include: 2 brew-houses to segregate cider and beer production, 6 - 30bbl fermenters, 3 30-barrel brite tanks, with room to add 10 60-barrel for anticipated growth. We also have a commercial juicer and a world class glycol chilling system to keep brews at the perfect temperature.

Raised $1.6M to date via private and crowd-sourced investors.

CONSTRUCTION

Working alongside brewing industry experts to design a layout and facility workflow optimized for efficiency and future growth, our construction phase is now nearly complete. Construction included: installation of floor drains, brewing equipment, water purification, glycol system, beautiful pub space and more.

Major construction and installation of equipment complete.

LICENSING

With the support and guidance of experienced professionals, Ola Brew Co. has been awarded both federal (TTB) and local (state and county) licenses.

Federal, State, & County licensing. Ready to serve!

2020 EXPANSION

Ola Brew Co. will expand to a new location—next door to our current facility, in 2021. The new location will include a full restaurant, plenty of parking, and other dwell amenities.









OLA BREW CO. PROJECTIONS

Projected to reach profitability in Year 1—steady growth to follow.
Projected to reach $8M in gross revenues by 2021.

2019 ON PREMISE BEER & CIDER SALES GOALS

Annual Sales (In Barrels)

- 1,800 barrels sold per year from our tasting room
- 1,000 per year from local residents
- 800 per year from visitors

*2020 we will be adding a full restaurant on the 1-acre adjacent property—2019 on premise sales goals are prior to this being open.



9m
7.5m
6m
4.5m
3m
1.5m
Total Revenue
Gross Profit
Y1
Y2
Y3
Y4
Y5
Gross Revenues
0
$2.4M
$4.2M
$6.2M
$8.1M

SALES FROM LOCAL & VISITING DRINKERS

BREAK EVEN:

- $2.3M annual sales from pub (1,800 Barrels)

TARGET: $4.7M annual sales from pub (3,600 Barrels)

- 2019 pub sales: $2.5M
- 2019 keg sales to other bars/restaurants: $900k
- 2019 packaged beer/cider sales: $800k

BREAKEVEN & TARGET ASSUMPTIONS

For Local & Visiting Drinkers

LOCALS

On Premise Spending

We expect to host 3,060 visits per week from local drinkers

High and low range values support breakeven and target projections, respectively. Based on loyal patrons spending $10-$20 per visit.

- Weekly: $30,000—$60,000 from local craft beer drinkers
- Annual: $1.5M—$3M from local craft beer drinkers

Consumption

- 300,000- 600,000 Pints Per Year
- 1200-2,400 Barrels Per Year

Population

- Kona Region Population: 50,000
- 12% are craft beer drinkers (6,000 individuals in Kona District)
- 54% of craft beer drinkers drink weekly (3,240 individuals)
    - 8% drink daily (480 individuals)
    - 25% drink multiple times per week (1,500 individuals)
    - 21% at least once per week (1,250 individuals)

Patronage Definitions

- "Daily craft drinkers" = visit twice per week (960 visits/week)
- "Multiple times per week" = visit once per week (1,500 visits/week)
- "At least once per week" = visit .5 times per week (600 visits/week)

VISITORS

Ola Brew Co. Revenues from Visitors

- 1.5M visitors to Kona per year
- 12% are craft beer drinkers
- 47% of craft beer drinkers visit average of 2 breweries when traveling
- We estimate that 180,000 craft beer drinkers will visit Kona per year and 47% (84,600) will most likely visit our location. We project that they will spend $10-20, on average (per person per visit).

Ola Brew Co. Revenues from Visitors

- $846K-$1.69M per year in sales from visitors already coming to Kona every year.
- 169K-338K pints just from visitor sales (676-1350 barrels) per year.



P&L PROJECTION SUMMARY

Hawaiian Ola Brew Co.

<u>Summary P&L</u>

	2017		2018		2019		2020		2021	
	Annual		Annual		Annual		Annual		Annual	
Revenue										
HAWAII CIDER										
Kegs	$0		$65,813	5%	$187,313	5%	$206,044	4%	$226,648	3%
22 oz	$0		$36,563	3%	$104,063	3%	$187,313	3%	$318,431	4%
12oz Cans	$0		$21,785	2%	$62,004	2%	$111,607	2%	$189,732	3%
Pub/Tasting room/Tours	$0		$804,225	*58%*	$2,141,600	*57%*	$3,212,400	*57%*	$3,854,880	*52%*
HAWAIIAN OLA BEER										
Kegs	$0		$204,750	15%	$582,750	15%	$815,850	14%	$1,060,605	14%
22 oz	$0		$105,300	8%	$299,700	8%	$389,610	7%	$467,532	6%
12 oz cans	$0		$140,766	10%	$400,641	11%	$721,153	13%	$1,225,960	17%
Total Revenue	**$0**		**$1,379,201**		**$3,778,070**		**$5,643,976**		**$7,343,789**	
Total COGS	**$0**		**$726,652**		**$1,940,791**		**$3,044,271**		**$3,961,123**	
Total Gross Profit	**$0**		**$652,549**		**$1,837,278**		**$2,599,705**		**$3,382,666**	
Margin			47%		49%		46%		46%	
Operating Expense										
Payroll	$163,100		$591,500		$778,800		$856,680		$1,028,016	
Marketing	$93,000		$185,781		$264,156		$369,819		$517,746	
Lease	$124,000		$192,000		$192,000		$192,000		$192,000	
Utilities	$12,000		$15,500		$24,000		$26,400		$29,040	
Health Insurance	$10,000		$33,000		$60,000		$63,000		$66,150	
General Liability Insurance	$13,500		$30,000		$30,000		$33,000		$36,300	
Business Travel	$7,500		$18,000		$24,000		$36,000		$45,000	
Subscriptions	$2,400		$3,000		$6,000		$6,000		$6,000	
Business Licenses & Permits	$6,000		$7,000		$12,000		$14,400		$17,280	
Bank Fees	$2,400		$3,000		$6,000		$6,600		$7,260	
Other, consultants/legal	$40,000		$10,000		$10,000		$20,000		$30,000	
Total Operating Expense	**$473,900**		**$1,088,781**		**$1,406,956**		**$1,623,899**		**$1,974,792**	
EBITA	**($473,900)**		**($436,233)**		**$430,322**	11%	**$975,806**	17%	**$1,407,873**	19%
Alcohol Taxes	**$210**		**$56,462**		**$157,540**		**$235,346**		**$306,226**	
TTB Taxes Cider	*$0*		*$10,484*		*$29,840*		*$44,578*		*$58,003*	
TTB Taxes beer	*$195*		*$19,011*		*$50,950*		*$76,113*		*$99,036*	
State Cider Tax	*$0*		*$6,958*		*$19,804*		*$29,584*		*$38,494*	
State Beer Tax	*$15*		*$20,008*		*$56,946*		*$85,071*		*$110,692*	
Operating Profit/(Loss)	**-$474,110**		**-$492,694**		**$272,782**		**$740,461**		**$1,101,648**	
Profit Margin					7%		13%		15%	
Cash on hand	**$69,890**		**$167,196**		**$339,978**		**$1,080,438**		**$2,182,086**	
Valuation with 3.5 X revenue multiplier					$13,223,243		$19,753,917		$25,703,260	
Valuation with 18 X EBITA multiplier					$7,745,798		$17,564,515		$25,341,722	

INVESTING IN OLA BREW CO.

Ola Brew Co. completed an initial seed raise of $400K in May 2016 and a subsequent crowd-sourced raise of $500K in June 2017. In order to launch the new pub and processing facility, Ola Brew Co. is raising $2.4M by April 2018, in a private placement equity offering.

The current round of fundraising will not only allow Ola Brew Co. to open doors in December, it will also pay for tripling our brewing capacity and completing the restaurant on property, which will more than double our seating capacity and revenues by offering local grindz.

FUNDRAISING TO DATE:

• Raised $400K in seed capital in May 2016.

• Raised $500K via crowd sourced fundraising

CURRENT ROUND

Ola Brew Co. is raising $2.4M across two platforms. $500k through a second WeFunder campaign and $1.9M through a private placement equity offering for accredited investors. *UPDATE: As of February we have raised $1.1M through private placement and are currently seeking the remaining $800k. The stage two WeFunder offering for $500k opens in February and will close in April 2018.

OFFERING TERMS (WEFUNDER)

• Raising $2.4M

• Round closing: 4/20/18

• Security Type: Convertible Debt

• Maximum Investment: None

• Conversion Event: Upon sale of > $1M in Preferred Shares

• Earned Interest: 8% Annual (Simple)

• Conversion Discount: 15% (If Valuation < $7M)

• Valuation Cap: $7M (If Valuation > $7M)

• Offering Term: 10 months

• Maturity date: Dec 5th 2019

USE OF PROCEEDS

• Operating Expenses

• Equipment

• Marketing

• Facilities

INVESTING IN OLA BREW CO.

Aloha Friends,

The Hawaiian proverb, *I nā mālama ʻoe i ka ʻāina, na ka ʻāina malama iā ʻoe,* says, "If you take care of the land, the land will take care of you." Today, we see the wisdom of these words more truly than perhaps any other time in history. The planet is in a state of tremendous change and in Hawaiʼi, like so many other places, a time of renewal is on the horizon. The renaissance underway is replacing farms that once harmed the environment with crops that restore the land and substituting imported goods with locally made alternatives. What's driving the change isn't big corporations or influential politicians; rather, it's everyday people voting with their dollars at grocery stores, shops, and restaurants for products and companies that share their values.

In the last 5 years, our work at Hawaiian Ola showed us that there's a market for companies doing business with authenticity and reverence for the planet. At Ola Brew Co., our dream is to bring the mission and vision that inspired our success at Hawaiian Ola to an even larger stage, where our ideas can have a much greater impact.

The scope of the Ola Brew is ambitious. Our aim is to make beers and ciders that are 100% produced in Hawaii. This requires a production facility unlike anything that currently exists in the state. Building the facility will reduce the CO^2 impact from shipped-in alternatives, reduce reliance on mainland co-packing facilities, create a way to turn island-grown fruit into local products, create new local jobs, and provide production opportunities to other companies wanting to make their products on island as well.

Since launching in 2012, Hawaiian Ola's community of drinkers has supported us by voting for our products at shops and supermarkets everywhere. Today, we're pleased to share the excitement of our next adventure by providing our drinkers with an opportunity to own a stake in our new brewing company. By investing in Ola Brew Co. you'll not only share in the rewards of its success, you'll be creating facilities that empower Hawaiʼi's local network of farmers, entrepreneurs, and producers. Together we can open Hawaiʼi's first organic co-packing facility—join us and let's make history!

With gratitude,
The Ola Brew Co. Founders



Brett Jacobson
Chief Executive Officer

Naeha Breeland
Director Of Marketing


Ola
BREW
CO.
Quality Beers & Ciders, made
NA HAWAI'I NO HAWAI'I
BY HAWAI'I FOR HAWAI'I

OUR HISTORY



In 2010, we launched the Hawaiian Ola Beverage Company with a simple idea: make products that support Hawaii's environment and economy by empowering local farmers producing organic, responsibly grown crops.

Inspiration for the project came from the southern coast of Hawai'i Island where our team lives and grows food, off-grid. Noni trees thrive in the local landscape, where recent lava flows left the land rocky and unproductive. Apart from being resilient, Noni is known for its many health benefits and a long history in traditional Hawaiian medicine. Growing Noni fruit, naturally aligned with our values and philosophy around farming; so we aimed to create a market to grow more of it—and it worked.

HAWAI'I-GROWN



Hawaiian Ola is passionate about making products from responsibly grown Hawaiian ingredients.

Our noni is grown in the Puna region of Hawai'i, our sea salt is harvested from the coast of Moloka'i, our ginger and turmeric are grown on Kaua'i, and our honey is made by hardworking Big Island bees. Each of our ingredients is certified organic and GMO-Free. Purchasing Ola beverages supports the health of Hawai'i's farmlands for future generations.

As a certified B Corporation, we hold ourselves to high standards of social and environmental performance, accountability and transparency. Our goal is to encourage growers who farm responsibly by providing them with the support they need to launch and sustain successful farms and by giving them a reliable market to sell their crops.













TRACK RECORD

Hawaiian Ola is now a 7M$ company with 16 product SKUs. Since our launch, the company has grown 100% year-over-year. Our drinks are carried by Whole Foods, Safeway, Longs, 7-Eleven, and most grocery stores in Hawaii—we're also distributed on the mainland by UNFI.

ANNUAL RETAIL GROWTH



Retailers

500
400
300
200
100

| Q1 2012 | Q4 2012 | Q1 2013 | Q4 2013 | Q1 2014 | Q4 2014 | Q1 2015 | Q4 2015 |



PRODUCTS

Since launching our flagship product in 2012, an all-organic Noni energy shot, we have grown our value-added products from 1 to 16 innovative beverages, each made from an ever-increasing number of locally sourced, organic Hawaiian ingredients.

Organic Non-caffeinated Turmeric Drinks:
Caffeine-Free Turmeric/Ginger, Caffeine-Free Turmeric/Pineapple

Organic Kona Coffee Leaf Tea:
Original Coffee Leaf, Lemongrass Mint, Tulsi-Berry

Organic Noni Shots:
Noni Energy Shot Noni Immunity Shot

Organic Sparkling Noni Energy Drinks:
Sparkling Noni Pineapple Punch, Sparkling Noni Lemon Lime, Sparkling Noni Ginger Turmeric, Sparkling Noni Beet Punch